Exhibit 99.1

PRESS RELEASE
March 24, 2022 at 7:00 am EST

Gambling.com Group Reports 2021 Financial Results

Full year North American revenue growth of 89% to $7.5 million, total revenue growth of 51% to $42.3 million

Very strong to start to Q1, strategic US-facing assets expected to drive record financial performance in 2022

Charlotte, NC – Gambling.com Group Limited (Nasdaq: GAMB) (“Gambling.com Group” or the “Company”), a leading provider of digital marketing services for the global online gambling industry, today announced its operating and financial results for the year and the fourth quarter ended December 31, 2021.

2021 Financial Highlights

•
North American revenue grew 89% to $7.5 million compared to $4.0 million for the prior year
•
Revenue of $42.3 million grew 51% compared to $28.0 million for the prior year
•
Net income of $12.5 million, or $0.37 per diluted share, compared to a net income of $15.2 million, or $0.49 per diluted share, for the prior year
•
Adjusted EBITDA of $18.4 million increased 26% compared to $14.6 million for the prior year, representing an Adjusted EBITDA margin of 43%1
•
Free cash flow of $8.4 million decreased 22% compared to $10.8 million for the prior year1

Fourth Quarter 2021 Financial Highlights

•
North American revenue grew 56% to $2.2 million compared to $1.4 million in the same period for the prior year
•
Revenue of $10.3 million remained consistent to $10.3 million in the same period for the prior year
•
Net income of $0.9 million, or $0.02 per diluted share, compared to a net income of $8.5 million, or $0.35 per diluted share, in the same period for the prior year
•
Adjusted EBITDA of $2.3 million decreased 63% compared to $6.1 million in the same period for the prior year, representing an Adjusted EBITDA margin of 22%1
•
Free cash flow of $(1.8 million) compared to $3.5 million for the prior year1

Business Highlights

•
Completed successful public listing of ordinary shares on the Nasdaq Global Market in July 2021 under the ticker symbol “GAMB”
•
Named the 2021 EGR Affiliate of the Year and 2021 SBC North America Casino Affiliate of the Year
•
Delivered 117,000 new depositing customers in 2021 compared to 104,000 in 2020
•
Launched several new U.S.- facing websites during 2021 and acquired an incredibly strong portfolio of U.S. specific domain names
•
Announced the acquisition of RotoWire.com – a leader in U.S online fantasy sports – in December 2021 to leverage RotoWire’s high-quality traffic and drive substantial incremental sports betting affiliate revenue in the U.S., the acquisition was completed on January 1, 2022
•
Announced media partnership with McClatchy in January 2022 to monetize the McClatchy portfolio of digital media assets through sports betting in 29 markets across 14 states

•
Successfully entered the New York and Louisiana markets in January 2022
•
Announced acquisition of BonusFinder.com in February 2022 to better position the Group for the upcoming market launch in Ontario and further strengthening the Group's North American presence

“We grew our revenue in 2021 by 51% compared to the prior year, delivered an EBITDA margin of 43% and generated over $8 million of free cash flow as many other industry players struggled to find a path to sustainable profitability,” said Charles Gillespie, Chief Executive Officer and Co-founder of Gambling.com Group, “As we look towards 2022, we are encouraged by the strongest start to a year we have seen in our 15-year history. Helped by launches in New York and Louisiana, January was our best-single month performance ever – even before consolidating financial results from our recent acquisitions. Just in January, we have seen the total addressable market in North America expand by leaps and bounds and there is a clear path to additional state launches this year, along with the impending launch of Ontario next month. As B2C operators in the U.S. seek a path to sustainable profitability and evaluate their marketing spend going forward, we believe that the affiliate model is ideally positioned to provide operators with more effective, higher ROI investments where they can clearly attribute the source, profitability and lifetime value of a referred player. We view this shift as greatly benefitting the value of our performance marketing revenue model, and we are confident that these tailwinds support what we expect to be another year of record performance for the Group."

2022 Outlook

Based on currently available information, the Group estimates that, for the full year 2022:

•
Total revenue will be in the range of $71 million and $76 million; and
•
Adjusted EBITDA will be in the range $22 million and $27 million1

Elias Mark, Chief Financial Officer of Gambling.com Group, added, “Our expectation for another year of record revenue and Adjusted EBITDA is supported primarily by our premier domain portfolio and our growing presence in the U.S. achieved through continuous investments in U.S-facing assets. Organic growth in North America is complemented by our recent acquisitions of RotoWire.com and BonusFinder.com as well as our initiatives to further our leadership in the more established markets that we currently serve. As we have stated, our Adjusted EBITDA margin may deviate from target in the short-term as we strategically invest to strengthen our U.S. footprint, which is reflected in our 2022 outlook. Nonetheless, our profitability metrics remain among the very best in the industry, and our free cash flow generation more than covers our organic growth initiatives and the acquisition of domain names and other assets. We entered 2022 on strong financial footing and are off to the best start to a year in the Company history led by strong growth in North America. We grew total revenue profitably by 51% in 2021 and we look forward to accelerate that rate of profitable growth in 2022.”

2021 – 2023 Financial Targets

Total Revenue Growth	> Average 40%
Adjusted EBITDA Margin[1]	> Average 40%
Leverage[2]	< Net Debt to Adjusted EBITDA 2.5x3

1 Adjusted figures represent non-IFRS information. See “Non-IFRS Financial Measures” and the tables at the end of this release for an explanation of the adjustments and reconciliations to the comparable IFRS numbers.

2 Leverage is defined as Net Debt as a proportion of Adjusted EBITDA.

3 Net Debt is defined as Borrowings less Cash and Cash Equivalents.

2021 vs. 2020 Financial Highlights

	YEAR ENDED DECEMBER 31,		CHANGE
	2021	2020	$	%
	(in thousands USD, except for share and per share data)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME DATA
Revenue	42,323	27,980	14,343	51%
Operating expenses	(30,931)	(16,849)	(14,082)	84%
Operating profit	11,392	11,131	261	2%
Income before tax	12,164	10,752	1,412	13%
Net income for the period attributable to the equity holders	12,453	15,151	(2,698)	(18)%
Net income per share attributable to ordinary shareholders, basic	0.40	0.55	(0.15)	(27)%
Net income per share attributable to ordinary shareholders, diluted	0.37	0.49	(0.12)	(24)%

	YEAR ENDED DECEMBER 31,		CHANGE
	2021	2020	$	%
	(in thousands USD, except Adjusted EBITDA Margin, unaudited)
NON-IFRS FINANCIAL MEASURES
Adjusted EBITDA	18,356	14,608	3,748	26%
Adjusted EBITDA Margin	43%	52%	n/m	n/m
Free Cash Flow	8,423	10,804	(2,381)	(22)%

n/m = not meaningful

	YEAR ENDED DECEMBER 31,		CHANGE
	2021	2020	Amount	%
	(in thousands, unaudited)
OTHER SUPPLEMENTAL DATA
New Depositing Customers (1)	117	104	13	13%

(1)
We define New Depositing Customers, or NDCs, as unique referral of a player from our system to one of our customers that satisfied an agreed metric (typically making a deposit above a minimum threshold) with the customer, thereby triggering the right to a commission for us.

Revenue

Total revenue increased 51% to $42.3 million for the year ended December 31, 2021 compared to $28.0 million for the prior year. On a constant currency basis, revenue increased $13.4 million, or 46%. Revenue growth was organic. The increase was driven by both growth in NDCs and improved monetization of NDCs that we attribute to a combination of technology improvements and changes in product and market mix. NDCs increased 13% to 117,000 compared to 104,000 in the prior year.

Our revenue disaggregated by market is as follows:

	YEAR ENDED DECEMBER 31,		CHANGE
	2021	2020	$	%
	(in thousands USD)
U.K. and Ireland	21,391	16,189	5,202	32%
Other Europe	10,800	5,252	5,548	106%
North America	7,484	3,959	3,525	89%
Rest of the world	2,648	2,580	68	3%
Total revenues	42,323	27,980	14,343	51%

Revenue increases were primarily driven by growth in revenue from the U.K. and Ireland, Other Europe, and North America.

Our revenue disaggregated by monetization is as follows:

	YEAR ENDED DECEMBER 31,		CHANGE
	2021	2020	$	%
	(in thousands USD)
Hybrid commission	15,616	14,738	878	6%
Revenue share commission	3,596	3,308	288	9%
CPA commission	18,591	9,047	9,544	105%
Other revenue	4,520	887	3,633	410%
Total revenues	42,323	27,980	14,343	51%

Revenue increases were driven primarily by additional Cost Per Acquisition, or CPA, commission and Other revenue. The increase in Other revenue was driven by bonuses related to achieving certain operator NDC performance targets and fixed fees.

Our revenue disaggregated by product type from which it is derived is as follows:

	YEAR ENDED DECEMBER 31,		CHANGE
	2021	2020	$	%
	(in thousands USD)
Casino	35,632	24,135	11,497	48%
Sports	6,188	3,210	2,978	93%
Other	503	635	(132)	(21)%
Total revenues	42,323	27,980	14,343	51%

Revenue increases were driven by growth in revenue from casino and sports products.

Operating Expenses

	YEAR ENDED DECEMBER 31,		CHANGE
	2021	2020	$	%
	(in thousands USD)
Sales and marketing expenses	14,067	8,103	5,964	74%
Technology expenses	3,947	2,503	1,444	58%
General and administrative expenses	13,014	5,956	7,058	119%
Movements in credit losses allowance and write offs	(97)	287	(384)	(134)%
Total operating expenses	30,931	16,849	14,082	84%

Total operating expenses increased by $14.1 million to $30.9 million compared to $16.8 million in the prior year. On a constant currency basis, operating expenses increased by $13.5 million, or 77%. The increase was driven primarily by increased headcount across Sales and Marketing, Technology, and General and Administrative functions as we invest in the Company's organic growth initiatives as well as increased administrative expenses associated with operating as a public company.

Sales and Marketing expenses totaled $14.1 million compared to $8.1 million in the prior year. The increase was driven primarily by increased wages and salary expenses associated with increased headcount.

Technology expenses totaled $4.0 million compared to $2.5 million in the prior year. The increase was driven primarily by increased wages and salary expenses associated with increased headcount partially offset by capitalized development costs.

General and Administrative expenses totaled $13.0 million compared to $6.0 million in the prior year. The increase was driven primarily by increased wages and salary expenses associated with increased headcount, professional services, and insurance expenses.

Earnings

Adjusted EBITDA increased by 26% to $18.4 million compared to $14.6 million in the prior year representing an Adjusted EBITDA margin of 43%. The increase was driven primarily by increased revenue partly offset by increased operating expenses.

Operating profit remained relatively constant at $11.4 million compared to $11.1 million in 2020. Operating profit in 2021 was affected by non-recurring costs related to the public offering and future acquisitions by $2.6 million, and share based payments costs by $ 2.0 million ($0.7 million and $0.4 million, respectively, in 2020).

Net income totaled $12.5 million, or $0.37 per diluted share, compared to net income of $15.2 million, or $0.49 per diluted share, in the prior year. Net income in 2020 was positively affected by the recognition of deferred tax assets of $5.4 million and gain from bonds' redemption of $1.4 million ($1.8 million and zero, respectively, in 2021).

Free Cash-flow

Total cash generated from operations of $14.0 million increased 28% compared to $10.9 million in the prior year. The increase was driven primarily by increased adjusted EBITDA. Free cash flow totaled $8.4 million compared to $10.8 million in the prior year. The decline was the result of increased cash flow generated from operations offset by increased capital expenditures consisting primarily of the acquisition of domain names and capitalized development costs.

Balance Sheet

	AS OF DECEMBER 31,		CHANGE
	2021	2020	$	%

	(in thousands, USD)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION DATA
Cash and cash equivalents	51,047	8,225	42,822	521%
Working capital (2)	46,714	10,059	36,655	364%
Total assets	91,025	45,383	45,642	101%
Total borrowings	5,944	5,960	(16)	(0)%
Total liabilities	11,116	11,171	(55)	(0)%
Total equity	79,909	34,212	45,697	134%

_______

(2)
Working capital is defined as total current assets minus total current liabilities.

n/m = not meaningful

Cash balances as of December 31, 2021 totaled $51.0 million, an increase of $42.8 million compared to $8.2 million as of December 31, 2020. Working capital as of December 31, 2021 totaled $46.7 million, an increase of $36.6 million compared to $10.1 million as of December 31, 2020.

Total assets as of December 31, 2021 were $91.0 million compared to $45.4 million as of December 31, 2020. Total borrowings, including accrued interest, remained constant at $5.9 million as of December 31, 2021 and 2020. Total liabilities decreased slightly as of December 31, 2021 to $11.1 million compared to $11.2 million as of December 31, 2020.

Total equity as of December 31, 2021 was $79.9 million compared to $34.2 million as of December 31, 2020.

The increases in working capital, total assets, and total equity were driven primarily by the net proceeds received from the IPO and operating profit and net income generated by the Company.

Fourth Quarter 2021 vs. Fourth Quarter 2020 Financial Highlights

	THREE MONTHS ENDED DECEMBER 31,		CHANGE
	2021	2020	$	%
	(in thousands USD, except for share and per share data, unaudited)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME DATA
Revenue	10,291	10,267	24	0%
Operating expenses	(9,668)	(5,897)	(3,771)	64%
Operating profit	623	4,370	(3,747)	(86)%
Income before tax	1,311	3,489	(2,178)	(62)%
Net income for the period attributable to the equity holders	867	8,541	(7,674)	(90)%
Net income per share attributable to ordinary shareholders, basic	0.03	0.39	(0.36)	(92)%
Net income per share attributable to ordinary shareholders, diluted	0.02	0.35	(0.33)	(94)%

	THREE MONTHS ENDED DECEMBER 31,		CHANGE
	2021	2020	$	%
	(in thousands USD, unaudited)
NON-IFRS FINANCIAL MEASURES
Adjusted EBITDA	2,272	6,115	(3,843)	(63)%
Adjusted EBITDA Margin	22%	60%	n/m	(38)%
Free Cash Flow	(1,811)	3,533	(5,344)	(151)%

n/m = not meaningful

	THREE MONTHS ENDED DECEMBER 31,		CHANGE
	2021	2020	Amount	%
	(in thousands, unaudited)
OTHER SUPPLEMENTAL DATA
New Depositing Customers (1)	28	35	(7)	(20)%

(1)
We define New Depositing Customers, or NDCs, as unique referral of a player from our system to one of our customers that satisfied an agreed metric (typically making a deposit above a minimum threshold) with the customer, thereby triggering the right to a commission for us.

Revenue

Total revenue in the fourth quarter remained relatively constant at $10.3 million. On a constant currency basis, revenue remained relatively constant. NDCs decreased 20% to 28,000 compared to 35,000 in the prior year. We attribute the improved monetization of NDCs to a combination of technology improvements and changes in product and market mix.

Our revenue disaggregated by market is as follows:

	THREE MONTHS ENDED DECEMBER 31,		CHANGE
	2021	2020	$	%
	(in thousands USD, unaudited)
U.K. and Ireland	5,226	5,780	(554)	(10)%
Other Europe	2,260	2,299	(39)	(2)%
North America	2,154	1,383	771	56%
Rest of the world	651	805	(154)	(19)%
Total revenues	10,291	10,267	24	0%

Changes in revenue were driven by strong organic growth in our North American markets, offset by a decline in the U.K. and Ireland and, to a lesser extent, Other Europe and Rest of the world. U.K. and Ireland revenue was negatively affected by higher than usual volatility in organic search traffic. In the comparable period, U.K. and Ireland revenue was positively affected by increased demand coinciding with restrictive Covid-19 measures. Other Europe was negatively affected by regulatory changes in Germany implemented in July 2021 partly offset by growth in revenue from other European markets.

Our revenue disaggregated by monetization is as follows:

	THREE MONTHS ENDED DECEMBER 31,		CHANGE
	2021	2020	$	%
	(in thousands USD, unaudited)
Hybrid commission	2,935	5,557	(2,622)	(47)%
Revenue share commission	744	1,004	(260)	(26)%
CPA commission	5,202	3,271	1,931	59%
Other revenue	1,410	435	975	224%
Total revenues	10,291	10,267	24	0%

Revenue from CPA commission and Other revenue increased whereas revenue from hybrid and revenue share commission decreased. The changes in monetization were primarily a result of changes in market mix with a higher proportion of revenue from the U.S compared to the previous year. The increase in Other revenue was driven primarily by bonuses related to achieving certain operator NDC performance targets and fixed fees.

Our revenue disaggregated by product type from which it is derived is as follows:

	THREE MONTHS ENDED DECEMBER 31,		CHANGE
	2021	2020	$	%
	(in thousands USD, unaudited)
Casino	8,466	8,846	(380)	(4)%
Sports	1,769	1,160	609	53%
Other	56	261	(205)	(79)%
Total revenues	10,291	10,267	24	0%

Revenue increases were driven by growth in revenue from sports products offset by a decrease in casino and other revenue.

Operating Expenses

	THREE MONTHS ENDED DECEMBER 31,		CHANGE
	2021	2020	$	%
	(in thousands USD, unaudited)
Sales and marketing expenses	4,632	2,442	2,190	90%
Technology expenses	1,190	798	392	49%
General and administrative expenses	3,877	2,609	1,268	49%
Movements in credit losses allowance and write offs	(31)	48	(79)	(165)%
Total operating expenses	9,668	5,897	3,771	64%

Total operating expenses increased by $3.8 million to $9.7 million compared to $5.9 million in the prior year. On a constant currency basis, operating expenses increased by $3.6 million, or 58%. The increase was driven primarily by headcount across Sales and Marketing, Technology, and General and Administrative functions as we invest in the Company's organic growth initiatives as well as increased administrative expenses associated with operating as a public company.

Sales and Marketing expenses totaled $4.6 million compared to $2.4 million in the prior year. The increase was driven primarily by increased wages and salary expenses associated with increased headcount.

Technology expenses totaled $1.2 million compared to $0.8 million in the prior year. The increase was driven primarily by increased wages and salary expenses associated with increased headcount partially offset by capitalized development costs.

General and Administrative expenses totaled $3.9 million compared to $2.6 million in the prior year. The increase was driven primarily by increased wages and salary expenses associated with increased headcount, professional services, and insurance expenses.

Earnings

Adjusted EBITDA decreased by 63% to $2.3 million compared to $6.1 million in the prior year representing an Adjusted EBITDA margin of 22%. The decrease was driven by increased operating expenses.

Operating profit in the fourth quarter decreased 86% to $0.6 million compared to $4.4 million in 2020. The decrease was driven primarily by a decrease in Adjusted EBITDA and an increase in share-based payments expense.

Net income in the fourth quarter totaled $0.9 million, or $0.02 per diluted share, compared to net income of $8.5 million, or $0.35 per diluted share, in the prior year. Net income in the forth quarter 2021 was positively affected by a USD/Euro foreign currency exchange gain of $1.1 million (zero in 2020). While net income in the fourth quarter of 2020 was positively affected by the recognition of deferred tax assets of $5.4 million (deferred tax asset reduction of $0.2 million in 2021).

Conference Call Details

Date/Time:	Thursday, March 24, 2022, at 9:00 am EST
Webcast:	https://www.webcast-eqs.com/gamb20220324/en
U.S. Toll-Free Dial In:	877-407-0890
International Dial In:	+1-201-389-0918

To access the call, please dial in approximately ten minutes before the start of the call. An accompanying slide presentation will be available in PDF format within the “News & Events” section of the Company’s website.

An archived webcast of the conference call will also be available in the News & Events section of the Company’s website at gambling.com/corporate/investors/news-events.

###

For further information, please contact:

Media: Jennifer Arapoff, Gambling.com Group, media@gdcgroup.com

Investors: Ross Collins, Alpha-IR Group, investors@gdcgroup.com

About Gambling.com Group

Gambling.com Group Limited (Nasdaq: GAMB) is a multi-award-winning performance marketing company and a leading provider of digital marketing services active exclusively in the online gambling industry. Founded in 2006, the Group operates from offices in Ireland, the United States and Malta. Through its proprietary technology platform, the Group publishes a portfolio of premier branded websites including Gambling.com, Bookies.com and RotoWire.com. As of March 24, 2022, the Group owns and operates more than 50 websites in seven languages across 15 national markets covering all aspects of the online gambling industry, including iGaming and sports betting.

Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that relate to our current expectations and views of future events. All statements other than statements of historical facts contained in this press release, including statements relating to 2022 financial performance, including the 2022 financial outlook, are all forward looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “could,” “will,” “would,” “ongoing,” “future” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, contingencies, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially and/or significantly different from any future results, performance or achievements expressed or implied by the forward-looking statement. Important factors that could cause actual results to differ materially from our expectations are discussed under the caption “Risk Factors” in Gambling.com Group’s prospectus pursuant to Rule 424(b) filed with the US Securities and Exchange Commission (“SEC”) on July 23, 2021, and Gambling.com Group’s other filings with the SEC as such factors may be updated from time to time. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Gambling.com Group disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Consolidated Statements of Comprehensive Income and (Loss)

(USD in thousands, except per share amounts)

	THREE MONTHS ENDED DECEMBER 31,		YEAR ENDED DECEMBER 31,
	2021	2020	2021	2020
	(unaudited)
Revenue	10,291	10,267	42,323	27,980
Sales and marketing expenses	(4,632)	(2,442)	(14,067)	(8,103)
Technology expenses	(1,190)	(798)	(3,947)	(2,503)
General and administrative expenses	(3,877)	(2,609)	(13,014)	(5,956)
Movements in credit losses allowance and write offs	31	(48)	97	(287)
Operating profit	623	4,370	11,392	11,131
(Losses) gains on financial liability at fair value through profit or loss	—	(393)	—	1,417
Finance income	1,145	(25)	2,581	303
Finance expense	(457)	(463)	(1,809)	(2,099)
Income before tax	1,311	3,489	12,164	10,752
Income tax (charge) benefit	(444)	5,052	289	4,399
Net income for the period attributable to the equity holders	867	8,541	12,453	15,151
Other comprehensive (loss) income
Exchange differences on translating foreign currencies	(1,825)	1,730	(4,812)	2,480
Total comprehensive (loss) income for the period attributable to the equity holders	(958)	10,271	7,641	17,631
Net income per share attributable to ordinary shareholders, basic	0.03	0.39	0.40	0.55
Net income per share attributable to ordinary shareholders, diluted	0.02	0.35	0.37	0.49

Consolidated Statements of Financial Position

(USD in thousands)

	DECEMBER 31, 2021	DECEMBER 31, 2020
ASSETS
Non-current assets
Property and equipment	569	515
Intangible assets	25,419	23,560
Right-of-use assets	1,465	1,799
Deferred tax asset	7,028	5,778
Total non-current assets	34,481	31,652
Current assets
Trade and other receivables	5,497	5,506
Cash and cash equivalents	51,047	8,225
Total current assets	56,544	13,731
Total assets	91,025	45,383
EQUITY AND LIABILITIES
Equity
Share capital	—	64
Capital reserve	55,953	19,979
Share options and warrants reserve	2,442	296
Foreign exchange translation reserve	(2,282)	2,530
Retained earnings	23,796	11,343
Total equity	79,909	34,212
Non-current liabilities
Borrowings	—	5,937
Lease liability	1,286	1,562
Total non-current liabilities	1,286	7,499
Current liabilities
Trade and other payables	3,291	2,428
Borrowings and accrued interest	5,944	23
Lease liability	393	413
Income tax payable	202	808
Total current liabilities	9,830	3,672
Total liabilities	11,116	11,171
Total equity and liabilities	91,025	45,383

Consolidated Statements of Cash Flows

(USD in thousands)

	THREE MONTHS ENDED DECEMBER 31,		YEAR ENDED DECEMBER 31,
	2021	2020	2021	2020
	(unaudited)
Cash flow from operating activities
Income before tax	1,311	3,489	12,164	10,752
Finance (income) expenses, net	(688)	488	(772)	1,796
Losses (gains) on financial instruments valuation	—	393	—	(1,417)
Adjustments for non-cash items:
Depreciation and amortization	600	650	2,401	2,227
Movements in credit loss allowance and write offs	(31)	48	(97)	287
Other operating loss	—	—	70	—
Share option charge	529	371	1,995	315
Income tax paid	(807)	(434)	(2,092)	(642)
Cash flows from operating activities before changes in working capital	914	5,005	13,669	13,318
Changes in working capital
Trade and other receivables	192	(2,015)	(549)	(3,053)
Trade and other payables	70	603	877	629
Cash flows generated by operating activities	1,177	3,593	13,997	10,894
Cash flows from investing activities
Acquisition of property and equipment	(78)	(14)	(305)	(46)
Acquisition of intangible assets	(2,910)	(46)	(5,269)	(44)
Cash flows used in investing activities	(2,988)	(60)	(5,574)	(90)
Cash flows from financing activities
Issue of ordinary shares and share warrants, net	—	2,941	35,910	3,428
Proceeds from issuance of financial instruments	—	6,000	—	6,000
Financial instruments issuance costs	—	(94)	—	(89)
Repayment of notes and bonds	—	(14,397)	—	(17,352)
Interest paid	(124)	(997)	(509)	(1,656)
Warrants repurchased	—	—	—	(133)
Principal paid on lease liability	(66)	(49)	(225)	(198)
Interest paid on lease liability	(45)	(56)	(188)	(201)
Cash flows (used in) generated by financing activities	(235)	(6,652)	34,988	(10,201)
Net movement in cash and cash equivalents	(2,046)	(3,119)	43,411	603
Cash and cash equivalents at the beginning of the period	53,160	10,851	8,225	6,992
Net foreign exchange differences on cash and cash equivalents	(67)	493	(589)	630
Cash and cash equivalents at the end of the period	51,047	8,225	51,047	8,225

Supplemental Information

Constant Currency

Changes in our financial results include the impact of changes in foreign currency exchange rates. We provide “constant currency” analysis, as if EUR-USD exchange rate had remained constant period-over-period, to enhance the comparability of our results. When we use the term “constant currency,” we adjust for the impact related to the translation of our condensed consolidated financial statements from EUR to USD by translating financial data for the prior year using the same foreign currency exchange rates that we used to translate financial data for the current year.

Constant currency metrics should not be considered in isolation or as a substitute for reported results prepared in accordance with IFRS. Refer to “Results of Operations” for Management’s discussion of the constant currency impact for these periods. For foreign exchange rates used, refer to “Note 3 Significant Accounting Policies,” within the Notes to the Condensed Consolidated Financial Statements.

Rounding

We have made rounding adjustments to some of the figures included in the discussion and analysis of our financial condition and results of operations together with our condensed consolidated financial statements and the related notes thereto. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Non-IFRS Financial Measures

Management uses several financial measures, both IFRS and non-IFRS financial measures in analyzing and assessing the overall performance of the business and for making operational decisions.

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

EBITDA is a non-IFRS financial measure defined as earnings excluding net finance costs, income tax charge, depreciation, and amortization. Adjusted EBITDA is a non-IFRS financial measure defined as EBITDA adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense and other items that our board of directors believes do not reflect the underlying performance of the business. Adjusted EBITDA Margin is a non-IFRS measure defined as Adjusted EBITDA as a percentage of revenue.

We believe EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are useful to our management as a measure of comparative operating performance from period to period as they remove the effect of items not directly resulting from our core operations including effects that are generated by differences in capital structure, depreciation, tax effects and non-recurring events.

While we use EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are substitutes for, or superior to, the information provided by IFRS results. As such, the presentation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin as compared to IFRS results are that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin as we define them may not be comparable to similarly titled measures used by other companies in our industry and that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin may exclude financial information that some investors may consider important in evaluating our performance.

Below is a reconciliation to EBITDA and Adjusted EBITDA from net income for the period attributable to the equity holders as presented in the Condensed Consolidated Statements of Comprehensive Income and for the period specified:

	THREE MONTHS ENDED DECEMBER 31,		CHANGE		YEAR ENDED DECEMBER 31,		CHANGE
	2021	2020	$	%	2021	2020	$	%
	(in thousands USD, unaudited)				(in thousands USD, unaudited)
Net income for the period attributable to the equity holders	867	8,541	(7,674)	(90)%	12,453	15,151	(2,698)	(18)%
Add Back:
Net finance (income) costs (1)	(688)	881	(1,569)	(178)%	(772)	379	(1,151)	(304)%
Income tax charge (benefit)	444	(5,052)	5,496	(109)%	(289)	(4,399)	4,110	(93)%
Depreciation expense	52	33	19	58%	176	123	53	43%
Amortization expense	548	617	(69)	(11)%	2,225	2,104	121	6%
EBITDA	1,223	5,020	(3,797)	(76)%	13,793	13,358	435	3%
Share-based payments	529	371	158	43%	1,995	371	1,624	438%
Accounting and legal fees related to the offering (2)	—	724	(724)	n/m	963	724	239	33%
Employees’ bonuses related to the offering (2)	—	—	—	n/m	1,085	—	1,085	n/m
Acquisition related costs (3)	520	—	520	n/m	520	—	520	n/m
Costs related to lease termination	—	—	—	n/m	—	155	(155)	n/m
Adjusted EBITDA	2,272	6,115	(3,843)	(63)%	18,356	14,608	3,748	26%

(1)
Net finance (income) costs is comprised of gains or losses on financial liability at fair value through profit or loss, finance income, and finance expense.
(2)
The accounting and legal fees and employee bonus costs related to the offering are not expected to be incurred in the future as these costs were directly related to the initial public offering.
(3)
The acquisition costs are related to the future business combinations of the Group.

n/m = not meaningful

Below is the Adjusted EBITDA Margin calculation for the period specified:

	THREE MONTHS ENDED DECEMBER 31,		CHANGE		YEAR ENDED DECEMBER 31,		CHANGE
	2021	2020	$	%	2021	2020	$	%
	(in thousands USD, unaudited)				(in thousands USD, unaudited)
Revenue	10,291	10,267	24	0%	42,323	27,980	14,343	51%
Adjusted EBITDA	2,272	6,115	(3,843)	(63)%	18,356	14,608	3,748	26%
Adjusted EBITDA Margin	22%	60%	n/m	(38)%	43%	52%	n/m	(9)%

n/m = not meaningful

In regard to forward looking non-IFRS guidance, we are not able to reconcile the forward looking non-IFRS Adjusted EBITDA measure to the closest corresponding IFRS measure without unreasonable efforts because we are unable to predict the ultimate outcome of certain significant items including, but not limited to, fair value movements, share-based payments for future awards, acquisition-related expenses and certain financing and tax items.

Free Cash Flow

Free Cash Flow is a non-IFRS financial measure defined as cash flow from operating activities less capital expenditures, or CAPEX.

We believe Free Cash Flow is useful to our management as a measure of financial performance as it measures our ability to generate additional cash from our operations. While we use Free Cash Flow as a tool to enhance our understanding of certain aspects of our financial performance, we do not believe that Free Cash Flow is a substitute for, or superior to, the information provided by IFRS metrics. As such, the presentation of Free Cash Flow is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS.

The primary limitation associated with the use of Free Cash Flow as compared to IFRS metrics is that Free Cash Flow does not represent residual cash flows available for discretionary expenditures due to the fact that the measure does not deduct the payments required for debt service and other obligations or payments made for business acquisitions. Free Cash Flow as we define it also may not be comparable to similarly titled measures used by other companies in the online gambling affiliate industry.

Below is a reconciliation to Free Cash Flow from cash flows generated by operating activities as presented in the Condensed Consolidated Statement of Cash Flows for the period specified:

	THREE MONTHS ENDED DECEMBER 31,		CHANGE		YEAR ENDED DECEMBER 31,		CHANGE
	2021	2020	$	%	2021	2020	$	%
	(in thousands USD, unaudited)				(in thousands USD, unaudited)
Cash flows generated by operating activities	1,177	3,593	(2,416)	(67)%	13,997	10,894	3,103	28%
Capital Expenditures	(2,988)	(60)	(2,928)	n/m	(5,574)	(90)	(5,484)	n/m
Free Cash Flow	(1,811)	3,533	(5,344)	(151)%	8,423	10,804	(2,381)	(22)%

n/m = not meaningful

Earnings Per Share

Below is a reconciliation of basic and diluted earnings per share as presented in the Condensed Consolidated Statement of Income for the period specified:

	THREE MONTHS ENDED DECEMBER 31,		YEAR ENDED DECEMBER 31,
	2021	2020	2021	2020
	(in thousands USD, except for share and per share data, unaudited)
Net income for the period attributable to the equity holders	867	8,541	12,453	15,151
Weighted-average number of ordinary shares, basic	33,806,422	22,020,056	30,886,559	27,595,446
Net income per share attributable to ordinary shareholders, basic	0.03	0.39	0.40	0.55
Net income for the period attributable to the equity holders	867	8,541	12,453	15,151
Weighted-average number of ordinary shares, diluted	36,712,375	24,446,668	33,746,536	30,879,550
Net income per share attributable to ordinary shareholders, diluted	0.02	0.35	0.37	0.49